

05040447

VF 3-25-05

DSTATES
CHANGE COMMISSION
, D.C. 20549

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RECEIVED MAR 02 2005 WASH, D.C. 179 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Technology Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1536 Dunwoody Village Parkway, Suite 265
(No. and Street)

Atlanta (City) GA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bowden, Wade J
(Name – *if individual, state last, first, middle name*)

3150 Highway 278, Suite 105 Covington, Georgia 30014
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3/30/2005

3/24/05

OATH OR AFFIRMATION

I, John D. Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Technology Securities, LLC, as of February 25, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


FULTON COUNTY, GA.
MARK COFFINO
NOTARY PUBLIC
MY COMM. EXP. APRIL 17, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. - Exemptive Provision
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY
SECURITIES EXCANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

FINANCIAL TECHNOLOGY SECURITIES, LLC
Member:

In planning and performing our audit of the financial statements and supplemental schedules of Financial Technology Securities, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wade J. Bowden & Company CPAs, P.C.

Wade J Bowden & Company CPAs, P.C.
February 14, 2005

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

FINANCIAL TECHNOLOGY SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2004 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

FINANCIAL TECHNOLOGY SECURITIES, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

FINANCIAL TECHNOLOGY SECURITIES, LLC

We have audited the accompanying statements of financial condition of Financial Technology Securities, LLC as of December 31, 2004, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Technology Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company CPAs, P.C.

Atlanta, Georgia
February 14, 2005

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

FINANCIAL TECHNOLOGY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:		
Cash (Note 1)	$	19,173
Cash deposits with clearing organizations		20,062
Total current assets		39,235
FURNITURE AND EQUIPMENT (Note 1)		7,704
Less accumulated depreciation		(1,103)
Furniture and equipment - net		6,601
OTHER ASSETS -		
Organizational costs, net of accumulated amortization of $93		371
TOTAL	$	46,207

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES -		
Accounts payable and accrued liabilities	$	6,125
MEMBER'S EQUITY		40,082
TOTAL	$	46,207

See Independent Auditors' Report and
Notes to Financial Statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC

STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Interest	$ 61
EXPENSES:	
Contract labor	82,976
Licenses and permits	18,780
Travel	13,968
Legal and professional fees	10,959
Rent	5,723
Marketing	5,257
Practice development	5,073
Telephone	5,008
Meals and entertainment	4,446
Printing and reproduction	4,042
Dues and subscriptions	2,410
Office supplies	2,074
Depreciation	919
Postage and delivery	668
Insurance	540
Internet service provider	296
Bank charges	117
Amortization	93
Total expenses	163,349
NET LOSS	(163,288)
MEMBER'S EQUITY, JANUARY 1	7,866
MEMBER'S CONTRIBUTIONS	195,504
MEMBER'S EQUITY, DECEMBER 31	$ 40,082

See Independent Auditors' Report and Notes to Financial Statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES:	
Net loss	$ (163,288)
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	1,012
Interest income received	61
Increase in:	
Accounts payable and accrued liabilities	6,125
Net cash used by operating activities	(156,090)
INVESTING ACTIVITIES:	
Purchases of furniture and equipment	(7,704)
Cash paid for organizational costs	(464)
Net cash used by investing activities	(8,168)
FINANCING ACTIVITIES -	
Member contributions	195,504
NET INCREASE IN CASH	31,246
CASH AT BEGINNING OF YEAR	7,989
CASH AT END OF YEAR	$ 39,235

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Technology Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and became a member the National Association of Securities Dealers (NASD) on November 30, 2004. The Company is located in Atlanta, Georgia. The Company was organized as a Georgia limited liability company (LLC).

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory.

Commissions

As stated above, the Company began trading on November 30, 2004. Thus, there are no commissions or clearing expenses for the year ended December 31, 2004. Going forward, commissions and related clearing expenses will be recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Income Taxes

The Company is a limited liability company for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five years. Amortization is provided on a straight-line basis using estimated useful lives of five years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED**

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $33,110, which was $28,110 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 18.5%.

3. **COMMITMENTS**

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2004, are as listed below:

Year Ending December 31:		
2005	$	11,346
2006		11,688
2007		5,928
Total	$	28,962

4. **EXEMPTIVE PROVISION**

The Company claims an exemption from SEC Rule 15c3-3 based on Section (k)(2)(ii) that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is LEK Securities, Inc.

FINANCIAL TECHNOLOGY SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

	SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 40,082
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture and equipment - net	(6,601)
Organizational costs - net	(371)
NET CAPITAL	33,110
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	6,125
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	5,000
Excess net capital	28,110
Excess net capital at 1,000 percent	33,110
Percentage of aggregate indebtedness to net capital	18.5%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2004):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	39,235
Audit adjustments to record additional expenses	(5,754)
Audit adjustments to record additional non-allowable assets	(371)
NET CAPITAL PER ABOVE	$ 33,110

See Independent Auditors' Report